Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Angel Pond Holdings Corporation

Subject Company: Angel Pond Holdings Corporation

Filer’s Commission File Number: 1-40382

Date: November 15, 2022

Certified Power Solutions Prepares to Plow Through Snowstorms with MariaDB SkySQL Cloud Database

IoT enabled snowplowing vehicles powered by SkySQL allows local agencies to be more efficient and keep roads safe during winter months

November 15, 2022 08:00 AM Eastern Standard Time

REDWOOD CITY, Calif. & HELSINKI—(BUSINESS WIRE)—MariaDB® Corporation today announced that Certified Power Solutions (CPS), a leader in the engineering, manufacturing and distribution of hydraulic systems and controls, is well-equipped to safely clear snowbound winter roads by choosing MariaDB SkySQL as its cloud database running on Amazon Web Services (AWS). While summer was unbearably hot around the country, winter is coming and is expected to be brutally cold with record-breaking lows, according to Farmers’ Almanac. Powered by SkySQL, CPS’s winter road maintenance system for snowplow trucks collects data every five seconds from 5,000 vehicle sensors to better inform local agencies about their salt use for de-icing roads and keeping communities safe.

Plowing through snowstorms! @MariaDB #SkySQL powers the #data delivered from @CertifiedPower’s connected system to help fleet managers prepare for the winter snowstorms and reduce costs #IoT - https://bit.ly/3TvYJiW

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By moving away from its homegrown on-premises solution to MariaDB in the cloud with SkySQL, CPS is able to answer and resolve their customers’ needs quicker by being able to store and access data faster. Offering an improved customer experience with better uptime and reliability, CPS increased the number of users they could support by over 3,000% overnight after switching to SkySQL. CPS also saved over 60% of its total cost for databases by migrating to SkySQL.

Fleet managers of snowplowing vehicles are accountable for keeping roads safe for winter travelers. They need to control costs and, at the same time, be environmentally responsible by reducing the amount of salt applied to roadways. Salt has been used to de-ice roads for decades, in fact, more than 20 million metric tons of salt are poured on U.S. roads each winter, according to an estimate by the Cary Institute of Ecosystems Studies in New York.

By integrating vehicle sensors, an automated electronic spreader control system and wireless data transfer offered by CPS on their snowplowing trucks, fleet managers are able to leverage the Internet of Things (IoT) telematics to build maps and reports from the data collected resulting in reduced salt used on roads. The data is automatically compiled and downloaded into the snowplowing truck’s spreader control system and then streamed to SkySQL once the snowplowing truck returns to headquarters.

“MariaDB SkySQL allows us to collect and record more data coming in from the IoT sensors on our snowplowing trucks, which lets cities, counties and state governments reduce water and salt use, saving them millions of dollars while also being more environmentally friendly,” said Jeremy Miller, R&D manager and senior principal electrical engineer at Certified Power Solutions. “We evaluated other cloud databases, including Amazon RDS, but ultimately chose MariaDB SkySQL because it gives us the flexibility to run in any cloud and not get locked into one cloud system. Plus, being a busy team, we rely on MariaDB’s expert support which is simply the best in the industry.”

MariaDB SkySQL provides all the features and functionality of MariaDB Enterprise Server as a fully managed cloud database service. Saving customers up to 90% of their legacy database costs, SkySQL takes care of everything from provisioning the cloud infrastructure to installing and deploying the database, configuring the database for production environments, and automating failover in just a few clicks. It is capable of scaling out a single database to hundreds of nodes with ease using distributed SQL and can deploy modern data warehouses for ad hoc analytics on massive data sets to meet enterprise demands.

Additional Resources

•	Get started with MariaDB in the cloud with MariaDB SkySQL

•	Visit mariadb.com

•	Follow @mariadb on Twitter

•	Read MariaDB’s blog

•	Earlier this year MariaDB announced the intent to become a publicly traded company via combination with Angel Pond Holdings Corporation (NYSE:POND). To learn more, go to https://mariadb.com/IPO.

About MariaDB

MariaDB frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest-growing database management systems companies. Real business relies on MariaDB™.

Contacts

James Meredith

pr@mariadb.com

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

Important Information for Investors and Shareholders

In connection with the proposed combination of MariaDB and Angel Pond, Mangomill plc (a subsidiary of Angel Pond) has filed and declared effective a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement that will be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed combination. The documents relating to the proposed combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information
Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed combination, the expected timetable for completing the proposed combination, the benefits and synergies of the proposed combination, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash conditions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed combination disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed combination, (ix) the ability to maintain the listing of Angel Pond’s securities or the combined company’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed combination, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of the combined company’s securities to be issued in the transaction and uncertainty as to the long-term value of the combined company’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health, international conflicts (including in the Ukraine and the related impacts) or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in the Registration Statement under the “Risk Factors” heading, and other documents Angel Pond or Mangomill plc has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed combination, are more fully discussed in the Registration Statement. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and the combined company’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB, Mangomill plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed combination may be obtained by reading the Registration Statement and other documents Angel Pond or Mangomill plc have filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, Mangomill plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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